March 5, 2013

VIA ELECTRONIC SUBMISSION

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Ronald E. Alper

Dear Sirs/Mesdames:

RE:	IRELAND INC. (the “Company”)
	-	SEC File No. 333-186039
	-	Registration Statement on Form S-3

Dear Sirs and Mesdames:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-3 to 5:00 p.m. (Eastern Standard Time) on Friday, March 8, 2013, or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form S-3, the Company acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Very truly yours,

IRELAND INC.

/s/ Douglas D.G. Birnie

Douglas D.G. Birnie
Chief Executive Officer

2441 West Horizon Ridge Parkway, Suite 100 Henderson, Nevada 89052
T 702-932-0353 F 702-932-0338 www.irelandminerals.com